Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

November 28, 2019 – For Immediate Release

Great Panther Revises Guidance for Tucano Gold Mine

This news release constitutes a “designated news release” for the purposes of Great Panther’s prospectus supplement dated July 9, 2019 to its short form base shelf prospectus dated July 2, 2019.

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, the “Company”) reports that it is revising its fourth quarter production guidance for its Tucano Gold Mine (“Tucano”) in Brazil to between 31,000 and 33,000 ounces of gold, down from 39,000 to 44,000 ounces. Accordingly, annual consolidated guidance, which includes the Company’s Mexican operations (and Tucano operations from the March 5, 2019 acquisition date), is adjusted to 142,000 – 149,000 gold equivalent ounces, an approximate 6% decrease from the midpoint of the prior production guidance range of 150,000 to 160,000 gold equivalent ounces(1).

Following the geotechnical incident which suspended mining at Tucano’s Urucum Central South pit (“UCS”) on October 6th, production was accelerated from Urucum North and Urucum South pits. Mining from these two pits has since encountered lower than expected productivities due to higher than normal rainfall, increased pit congestion due to more constrained mining geometries, and smaller blasts needed to separate ore and waste to reduce dilution. These collective factors paired with ore variability resulted in lower than expected production.

The reduction in gold production guidance is expected to increase cash cost and all-in sustaining cost (“AISC”)(2). These are now expected to come in at the high end of the range of the Company’s existing cash cost and AISC(3) guidance for 2019; and, with reasonable certainty, are not expected to exceed more than 5% of the top end of the ranges. The increase in unit costs due to the lower production ounces are somewhat mitigated by the positive impacts of lower throughput costs and a weaker than budgeted Brazilian real currency, in addition to lower than planned capex in the case of AISC.

As previously reported in the October 30th press release, the Company has engaged a consultant to advise on measures required to bring UCS safely back into production. Currently, the next phase of UCS is planned for stripping and unloading in the failure area commencing in mid-2020 after the rainy season has ended, with production targeted for 2021 as originally planned.

Great Panther is also working with an independent mining and geological consulting firm in connection with the preparation of an updated Mineral Resource and Mineral Reserve estimate for Tucano with an effective date of September 30, 2019. The completion and announcement of the updated Mineral Resource and Reserve estimate is expected in the first quarter of 2020.

(1)	Gold equivalent ounces were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.0007950 and 1:0.0010225 for the price/ounce of gold to price/pound of lead and zinc, respectively.
(2)	Cash cost and AISC are non-GAAP measures. Refer to the Non-GAAP Measures of the Company’s most recent MD&A for an explanation of these measures and reconciliation to the Company's reported financial results in accordance with IFRS.
(3)	The Company’s consolidated FY 2019 cash cost per gold ounce sold is $930 - $970, and AISC per gold ounce sold, excluding G&A expenditures, is $1,230 - $1,270.

The technical information contained in this news release has been reviewed and approved by Neil Hepworth, Chief Operating Officer, and Fernando A. Cornejo, P. Eng., Vice President Projects & Technical Services, both Qualified Persons for the purposes of National Instrument 43-101.

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine Complex in Peru and, having executed a successful bulk sample mining program in accordance with the May 2018 PEA for the project restart, the Company is establishing the conditions under which a restart of production can be implemented.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the Company’s production guidance and ability to meet its production guidance, expectations regarding cash cost and AISC, expectations of the viability and reactivation of the UCS pit, the timing of a Mineral Reserve and Mineral Resource statement for the Tucano Gold Mine, and the timing or ability to restart operations for the Coricancha Mine.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the results of the geotechnical review of the UCS pit and the ability of Great Panther to resume production at the UCS pit, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2

For more information, please contact:

Alex Heath, CFA,

Director, Corporate Development & Investor Relations

Toll free:	1 888 355 1766
Tel:	+1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	3